Video Transcript

Podcast – Establishing Your Empire w/ Brian Hill, Premier Party Cruises

Brian Hill:

One of the best things you can do as a business owner, I think is come up with something and then run it by everybody, you know, so they can try and pick up, pick holes in it. And then if you make it through that gauntlet, then maybe it's okay. You know, you're listing to the establishing your empire show, a podcast that inspires entrepreneurs, creatives, and future business owners to pursue their passions, grow their renovations and build their empire. My name is Darren Herman and creatively. I'm best known for my photography, but business wise, my claim to fame is growing accompanied from 15 K per month and online sales to breaking the $1 million a month barrier. And I'm sitting down with interesting people to talk about their process, the lessons they've learned and how they have established.

Daran Herrman:

All right, here, we are a very special edition of establish your empire. We're on location on the Lake with, uh, Brian Hill. Brian, why don't you, uh, we're on this boat. That's not being used right now, right? This is kind of an interesting deal.

Brian Hill:

Yeah. Just all dressed up and nowhere to go. It's been a strange year.

Daran Herrman:

Yeah. And why don't you give us a little overview of who you are and what you do.

Brian Hill:

Okay. So yeah, I grew up in dripping Springs and, um, I went to UT Austin for mechanical engineering and I got a degree in, uh, four and a half years or so. And then I went and got a job in, uh, as a mechanical design engineer at a Weatherford international down in Houston. Um, it was cool job. It was what I thought I wanted and it was kind of like I heard it well the other day that the view ahead was the view behind was the same as the view ahead. And it was just pretty, uh, pretty terrifyingly permanent. And, um, and then I had this idea kinda over a beer. Like man, none of our friends have boats. We should just build one. And, um, then it was like, wait, I have a friend on the Lake. He let me, he said, I could build it and keep it there for free. And it was just going to be for kicks and then that fell apart. And so I was way too deep into scheming about it and telling everybody I was doing it. And, um, so I found a Marina and figured out how to do it for real and build a structurally sound boat that would be commercially viable and, uh, built that thing. And

Daran Herrman:

how long did it take you to build that first boat?

Brian Hill:

Uh, well, it's kinda like, you know, the cost doubled every two weeks when I figured out what it was really supposed to be, uh, what, what was really involved. And so, um, by the, so basically it started out once we decided to do it for real, I said, I'm having a 4th of July party on this boat that I haven't built.

And that was kind of a hard deadline, you know? Um, so we got it done, but it didn't have a motor. It didn't have, uh, we put a railing on the day before. Um, but it was one of the most fun we do a park party over 4th of July now. Uh, this'll be the first, this year will be the 11th annual if we have it.

Daran Herrman:

Yeah, that's right. Yeah. I mean, that's like almost like a month away or something, they asked that two months away. So, um, so what made you, did you still have your day job when you, uh, when you start building the boat?

Brian Hill:

Yeah, so it was, um, it was five months into my job when I started building it and then a year and a half total that I've been at my job. Um, it was like around Memorial weekend. Um, basically in two, that was 2009 that I started. And then we had like one or two cruises that year. And then I built the website over the off season. And then the next year it started getting phone calls and it had, uh, my buddy chop was in town, uh, in Austin and he was the first captain. So we got licensed and, and would run the boat when I wasn't here. And then, um, I had a girlfriend up here at the time and all my friends were up here and I was starting this business and I was like, I, I gotta get out of Houston. Like I can't, I can't, this is starting to work and I can't do this from here. So I quit my job and moved back. And I definitely, I mean, it's just been kinda, you know, rough seas ever since, until there's a line.

Daran Herrman:

Is there a gift coming? So how much like, Hey, you, you had a normal corporate job. You're, you're an engineer. I mean, that's what you're supposed to be doing. How much revenue did you have before you like quit that job to do this full time?

Brian Hill:

Um, not enough would be the, like the short answer, but I mean, half of us, you know, less than half a season, but I just saw the solid momentum, you know, building up and, you know, we're like before I, before I quit, we already had some weekends that were booked up, um, a month and a half out. So it's like, man, this is for one, this is, you know, sounds, sounds way better. And, um, I think I can make a go at this. It was kinda like, I don't know. I just, I had every reason to move back to Austin and it just wasn't enough. Um, I, it wasn't, it was definitely reckless. So it was kind of like jumping off a cliff without a parachute and like, you know, making your shirt into one on the way down or something.

Daran Herrman:

Sure. But why not? Right. And how old were you? Late? 20, 28. 23. Yeah. So to me and a lot of people went 24. Yeah. So, but that's like the perfect time to take some of these chances. Uh, you know, whereas a lot of people that are 23, 24, they should know, especially in a time like now this is the time to start a company. This is the time to figure something out because, um, there's a lot of, a lot of things is gonna be changing. A lot of needs are gonna be changing. So to me, when you're young, you should start a business at any age. But when you're young, that is the most opportune time. So when did you, how'd you come up with the name premiere party cruises? Like how'd the, how'd that happen?

Brian Hill:

Um, I don't know. You can tell he didn't prep me for these. Um, I think, uh, it was kinda just like something that summed up everything. We were doing, everything that we wanted, the essence of it to be, you know, premiere for one in which we haven't, we, we weren't there until like three or four years ago really. But, um, but yeah, premiere and I mean, you know, cruises, we didn't, I didn't really like the whole, uh, RD bar party barge, you know, and you know, it just sounds sloppy and ridiculous. And you know, now we've built it now. We've I think it was a really, I mean, it was, I'm really happy with the name we chose because we've kind of grown into it rather than like had to pivot after we decided we wanted it to be something more than just a booze cruise. Like we're doing like full service. Like we have a, you know, we can do catering and DJs and, you know, you know, decorations and photographer, you know, drone, drone footage, whatever, whatever people need, we're kind of full service thing. And we were arranging transportation. And so, uh, until last year it's just, you know, lifting Uber's was if a bus breaks down everybody's screwed versus the, you know, lift cancels on you.

Daran Herrman:

Yeah. Five minutes. Yeah. It just makes sense. So, all right. Like we're on your kind of big boat, but like, and how big is this one? Now we're on

Brian Hill:

a 20 by 58. This one's called clever girl.

Daran Herrman:

And this is like 120 people are going to be on this one. So obviously not a very COVID friendly boat.

Brian Hill:

Yeah. It's a, and one of the big things we do is we do a disco cruise where we have things. I'll probably talk about that more later, but we have multiple bachelor and bachelorette parties from all over the country come onto one boat. And that's pretty obviously the perfect a delivery device for the virus. So we're not doing

Daran Herrman:

right. And then, and then like when you launched, how big was that boat? One of your first one that you built?

Brian Hill:

Oh, so this was the first one. Oh, wow. And then we just added the stage. Yeah. Yeah. Well, I thought we needed to, because that's what everybody else was doing. And since the other two boats, we built have a R for 25 and 14 people. Cause most of the cruises that we want and there's plenty of them to get our bachelor and bachelorette parties. I didn't know I'd be doing that. Like, that'd be my specialty at 33 years old, 34, but

Daran Herrman:

that's the, that's the ticket? Well, that's like a little more private. Right. You know, like, like they, they get up, they get the whole boat then, right? Yeah. That makes a lot of sense actually, that now you say it, but you know, uh, we've all, well, not all of us, but a lot of us have been on boats with, you know, a bunch of random people and a hundred people on the boat, you know, that's a shit show. Yeah. It's a little crazy. And as I'm sure fun for the first couple of times and then,

Brian Hill:

Oh yeah, yeah. We don't um, yeah, the boat's rated for one 20, but we don't ever go over like 90 just to keep it comfortable. And um, for, for the most, for any other cruise, besides the disco cruise cruises, we cap it at 50.

Daran Herrman:

All right. Well, so, so with COVID all happening, obviously, you know, not like you were just saying, it's not great for COVID situation. So what do you guys, I mean, is that like a zero deal for you guys? Like what, how were you doing beforehand during what's your, what, what, what, what's the story there?

Brian Hill:

Well, um, so last year we started doing the, the disco cruise thing where we have multiple, uh, multiple party, multiple groups on one cruise that we it's kind of a, a cruise. And so that's really, um, first of all, it was explained that like for years we had tons of bachelor and bachelorette parties. It's really ramped up the past couple of years, which is why we thought of that. But it's always the guys wondering where the chicks are at. We're like, that's not our job, you know, where you rented a boat, we're going to take you out. Um, but so eventually we're just like, let's give the people what they want and put them all together. And it's really cool. It's like melting pot people from all over the country and it's just freaking hilarious and everybody's celebrating the same thing. And so there's like, you know, we say there's always going to be more girls than guys and it makes it so we can control the ratio and such.

Brian Hill:

Um, so last year we had about 30 of those and about 200 different groups of people through 200 different bachelor and bachelorette parties. And, um, it's just the sweet spot. So that's where like, man, we just, you know, do one of the one or two of those every Saturday. Um, and so this year we started out and we were just rocking and roll and we had, we have photographer on all the disco cruises. So we had great photos from last year and it was like this giant Flabel unicorn, a mimosa bar and a photographer. And, uh, Lily pads, just the whole, you know, everything we have just kind of throw it all out. And so people love it. And so this year we started doing, you know, we're booking them up again and we had 135 cruises booked by March 10th. Wow. And about 120 of them were disco cruises.

Brian Hill:

And we were just on pace for 600 5,700 parties this year and we've we planned for it. We've made it through the drought, through the floods, through just the drunkest people just bullshit and bullshit and bullshit. And we, didn't only thing we didn't plan for was everybody canceling all at once in this pandemic. And so, you know, we've kinda like, Oh, wow, okay. So instead of all these people happy calling us saying, Hey, we'd love to come out. Oh, that sounds awesome. We'll we'll do it. You know, take my money. It's like, when are we getting a refund? When can we reschedule for why can't we do a 50 person party? We're like, just know like, no, we can't do 50 person party. And just, just hold off. We're, we're going to get your money back and reschedule, you know, reschedule if you can, if not, we'll get your money back, but we just, it's going to be, just give us, give us a week or two, until we can get some of this, you know, SP some of this SBA loan money or whatever government aid is coming our way. And I mean, it's, you know, middle of may and still barely got any of that. So it's been a, it's been a lot of just kind of keeping people at bay. Um, everybody's very understanding. Um, but it's just a bummer.

Daran Herrman:

We have so much momentum. Yeah. So all that momentum. So, so okay. Now that it is covered, like what's, what's the game plan? Like what are you gonna do? Like it's here, it's been here. It's, it's not going away any time soon. So, so I'm not a scientist

Brian Hill:

and, but I gotta be like, give it my best shot at, you know, analyzing whatever data I can pull apart from the politics of it and say, okay, well we have the outdoors aspect going for us. Um, we're still for the record, like not going to risk, not going to put in our passengers or crew or any, or, you know, risks too much to keep this thing too, just to make a couple thousand bucks this year. There's just a lot of pressure to hope to do like these big parties. And I'm just like, no, man, like we're gonna keep it 10, 15 people max, like, you know, on the big boat, the smaller boat that holds 25, maybe 10 people.

Daran Herrman:

So why don't you tell me, like, tell me about the story of when you first launched, like you, you, you, you got your boat up and going, where you did you do it here in Austin? Did you do it in Houston? Like, and how did you first book these, uh, how did that happen? Was it organic, or did you have a marketing plan? Like how did you start?

Brian Hill:

Well, I mean, I was, I was 23. I didn't really know what I was doing. Um, but I mean, one thing that was cool about doing McKim, doing, doing engineering in school was they kind of, even when we left school, we did like an exit interview with the Dean and we told them what we liked and what we hated. And they said, well, you know, it's, it's really teaching them problem solving mindset going forward. So it really gives you the, gave me the confidence to think that I could figure it out. And then I was like, well, it's just a dock with a motor on the back. It can't be that hard. And he's like, that was humbling. And, um, and then, um, just kind of, we built, I built the figured out how to build a website with like GoDaddy and then the phone started ringing.

Brian Hill:

Um, back then it was, I turned on Google AdWords for 23 cents a click. Oh, wow. And now it's about 10, 10 or 20 times that, um, so that really got us, got us going. And then I, uh, around Memorial weekend we had probably like, we had like S so 2009, we had one cruise that wasn't all my friends. And then 2010, we had like 75 or 80 parties. And then we got online booking go in just with Eventbrite. Just kinda like your deposit for this time for these, these dates and times. Um, and we had like a Dell almost doubled it. We had like 130 the next year. And then just kind of, I mean, we've been growing really rapidly ever since. Um,

Brian Hill:

so what, what do you, what do you say, okay, let's, let's, you know, COVID, you know, this year, hopefully next year, it's back to normal. What do you, what do you see yourself with like five years, the company, as well as yourself?

Brian Hill:

So, um, what I've seen is, uh, the growth of Austin has been just crazy. And so I'm watching how, for one, you know, people don't know what to do when they get to Austin. So I'm going to start building out the full weekend planning of everything. And really, I mean, again, bachelor and bachelorette parties is the sweet spot because they're clueless and they're coming into town and they just want to do something crazy and fun. So money's not really an option. And it's just like the perfect, cause you don't want to plan something for like two people. Cause that's just a small margin regardless, but at 10 or 15 people, you know, you just point people in the right direction and make money without like you're not being greedy. You're, you're helping them have a better time. You're helping another business, you know, you're helping direct them to another local business. So I really want to build out the whole tourism funnel, I guess you would call it.

Brian Hill:

Yeah. Yeah. So basically providing value for anyone who wants to have a good time. So basically they could just sell one stop shop and they could have either whether it's a weekend or a day or whatever you want to call it. So obviously with the COVID, everything's kind of, uh, thrown upside down, like we've been talking about, we talked about plenty, but like, do you have any regrets starting the company? Oh no. I mean, it definitely, I was thinking about like a really people have told me, I should just write it, some sort of book about all this crazy shit. And it's either going to be called staying afloat or how not to start a business. Like, cause it's just, you know, did just about everything wrong, but I learned how to get through it. And I mean, next business, I start is going to be cake compared to this.

Brian Hill:

So, um, and it's just, it's freedom. I mean, I definitely should have like got my real estate license 10 years ago to do something more in the off season, you know, but I kept trying little things that didn't really pan out and like, it was just been kind of like a lot of, a lot of hit or miss, but I wrote down last week, a list of all the things that, you know, cause you want to think like what skills do I, when all this shit falls apart, I started thinking like, what skills do I have that I could turn into turn it into something? And I mean, I've learned just everything about marketing, web design. I mean construction, I mean permits. Yeah. Just, you know, and, and really people skills like how to manage every type of personality in every conceivable type of mood or response to any question or like the best.

Brian Hill:

So the rules are, don't be a Dick and don't die. That's what we say when, unless it's like a really, you know, like a church group, I don't say that, but for the most part, that's the rules. And if somebody yells at me, I just say, start over to me. That's like, you know, please start over, try that again. That's not, that's not okay. So it's like a lot. And it usually, I mean the whole thing is I don't remember what the question was, but as far as managing people, that's probably been the biggest thing I've learned is, and I could, I mean, I'm a master at that now.

Daran Herrman:

Yeah. So what about any crazy stories that you could share?

Brian Hill:

I mean, there's a lot, you know, um, well when we first started out, we, we had, uh, the boat did not look great. And we were in this Marina that when the water dropped, we didn't no longer had a dock. So we were just tying up to stumps and rocks on the side of the side of the shore. And so the water came back up it's like, and it was like, it was working great. The business is working. And then all of a sudden I don't have all of a sudden, the Lake dries up for the first time in like 5,000 years, like 50 years. And so we're just digging the boat out of the mud, like using two by fours to like try and, you know, get a pump under the, under the floats to try and like clear them out, out of the mud.

Brian Hill:

And I mean, just problem after problem. And, um, but yeah, most of the, most of the stories there, it's not glamorous, you know, most of it's pretty, just like pretty sloppy stuff. Um, we've kept the we've. We started not doing any more college parties because, and that's really like, uh, just a huge drop off and just bullshit that we have to take the way that we have to deal with from people because that's the age is a direct correlation with just people misbehaving and, and getting too drunk and making a mess and, and, uh, you know, giving us attitude or whatever it may be. Um, everybody always leaves happy, but, um, you know, we've had, we've had some, some characters for sure. Um,

Daran Herrman:

what, what what's, what about one of your favorite moments or memories related to it doesn't have to be a cruise. It could be whatever. Since the idea of the creation of this company,

Brian Hill:

we've had a couple, we've had some weddings, we've had a friend of mine, a friend of mine, Rodell Medis met his future wife, Ashley on the 4th of July party here one year. I mean, that's pretty cool. Um, my friend, uh, one cool story. My buddy, my buddy Fronz then moved back to Germany. Uh, when I first started this, um, back when I was crazier, he was like, what? Brian no, like, don't do that. He's like, but I, and I'll come onto your boat, but I buy the most expensive life jackets they make. And I was like, that's exactly how he talks. And um, my only German friend, his named Franz and it's perfect. And, uh, so he came back to visit 10 years later and I bought him this like bad-ass life jacket. And I was like, we had like a reunion cruise for them when they got back and gave my life jacket.

Brian Hill:

And, um, some of the cool, some of the best things have been last year on the disco cruises, like, cause it was kind of like it came full circle, everything came together better than I ever imagined it. Like everybody, I mean the boat looks great, you know, everything everybody's stoked to be there. The weather's great. And just people are just getting down and just having the time of their lives. And it's for every, we got rave reviews from that. Cause it's like, you know, they just kind of a turnkey party. Like they show up and everything's ready to go for them. And they just it's BYOB and they just, you know, ice in the coolers and, you know, ice water and you know, every everything's taken care of for them. And then they just have a blast and it's the highlight of their weekend every time they always say that. And so that's just been very, very satisfying.

Daran Herrman:

Yeah. I mean, that sounds also like a, just a great time on your end, so. Alright. And now I imagine you got a couple of, couple of employees, he's got multiple boats, a couple of different captains. Um, do you see the company, like, let's say Covid, didn't happen. Do you see the company growing boat wise services wise, you kind of mentioned a couple of tours and services. Like what would, what, what would be the future? Like what, what would, if, if you didn't have this hiccup, like what would, what would be an ideal situation for you?

Brian Hill:

Um, well I think down the line, we'll get a fleet of like 14 passenger vans. Cause that's much more like replaceable than a school bus and you know, it doesn't require a bus driver or a commercial license and a permit and all that. Um, three boats is pretty, it's kind of the sweet spot, cause you're, you can keep a book, you don't have to worry about a bunch of extra staff. Um, and really if we can do a disco cruise every Saturday, like that's, that was, that was half of our groups last year were on those 30 disco cruises. I mean, that's the sweet spot. So really just get better at what's working the best, you know, like 80/20 principle, like, you know, just refine, what's really working the 20% that's really working and go with that. And as far on the other end of that is like, what's the 20% of your demographic. That's 80% of your problem. And that's like 21st birthdays and frat parties. So get rid of that.

Daran Herrman:

So focus on. What's good. So you, so your mechanical engineer, you said earlier, how much of that going to school do you think has helped you as a business owner

Brian Hill:

or, or

Daran Herrman:

any way you want to take that? Like, was that something that was a valuable experience for you? Cause there's a lot of conversations around college, whether they, somebody should do that. Do you get a return on the investment or not? Right? What's your thoughts there?

Brian Hill:

Well, I think, uh, I think for him, for a lot of people and you know, for, for the most part, going to college is going to be, uh, there's going to be like 70 or 80% of your classes that don't end up applying to you later. I would, I would say if you go to, if you get a, if your career ends up being in the major that you were in, a lot of those classes still didn't apply. Um, but what engineering is one that I would say kind of gives you a good for the rest of your life and so many ways, because I mean you're learning science and math and physics and you know, all the, and mechanical is very broad. So that's why I went with that and just kind of gives you the foundation to like, well, you know, think that, you know, to figure things out and S engineering was tough. It was really, I mean, it's very challenging. And so just having, just getting through that was a kind of a Rite of passage in itself.

Daran Herrman:

Yeah. My, both of my older brothers are engineers, one's computer science, which they all laughed like that wasn't really engineering when he went and now he's like laughing back at them. He's like, okay, well this is now everybody wants to be a computer science major. Yeah. I wish I wish I'd learned more programming. I really was like dead set against learning programming in college. Cause I hated it. But, and then my other brother is mechanical engineering. So he, uh, you and Hannah would get along great. He has a pontoon boat that, you know, looks probably like how this boat, firstly, like, you know, the pieces kind of together himself. I mean, I think he bought a bottom boat and then built it all up and changed school around a lot. I think what mechanical engineers do is they play with stuff for a lot. Um, so what, what does success look like for you like in life?

Brian Hill:

Um, well what I'd really as far kind of to expound on the, you know, five years from now, it'd be kind of, uh, uh, you know, we could get, we could run out five or six pontoon boats every Saturday. And then I, I don't, I don't want to build any more boats for awhile. It's like, cause it's like a lot, it's a lot of upfront costs versus just getting a pontoon boat and paying every month or something. Um, that would be success looks like kind of doing like kicking ass with this. I mean the disco cruise is something that I could see, you know, if like I've been getting to where I just work Saturday cruises, that way I don't get to burnout. And the guys that I have are fucking awesome and they want all the work they can get. So if they work the rest of the cruises and then I come and just manage all this extra craziness and help them, help them get through that, um, we have all the groups tips, so the tips are great for those big parties.

Brian Hill:

So just working one cruise a day or one cruise a weekend or one day per week of cruises. And um, and really just getting, uh, getting the, getting the tourism stuff, going to eventually success would be like traveling around the world, setting up new boat, tour locations. Yeah. I mean, there's, I heard about this guy, this British guy that went to Thailand and, and just kind of like hired this Island of how hired these group of native Islanders to help them build a boat and then bill and then, and then build, um, like a small accommodations, small like single family accommodations that they lived in them until people showed up and then they rented them out and then they set up, they grew girl, the food that they cook. It's basically like Island hopping, like the Island hop on this boat, they built bad-ass Outrigger party boat.

Brian Hill:

Like, you know, the outriders go down and um, you go stay there and, and then they, they, they, they grow all the food that they cook for you on the Island. And so that he just, this guy went and just like kind of enabled this whole Island to have a, you know, to have a way to make money. And then he just kind of takes people there. Yeah. That's pretty, that's pretty amazing. You know, pretty mean amazing way to like leverage your, your wealth and your knowledge to just, you know, help out a whole group of people

Daran Herrman:

and travel. Yeah. So, so any mentors or friends or anybody that's kind of helped you along the way along your journey journey?

Brian Hill:

Um, well, it's been, that's tough. Uh, I mean, yeah, totally. But, um, a lot of it would be just like, I mean, my parents have been awesome. I finally convinced them. This was the right idea when I started out, they were like, you just got your degree. Like what? Like, no, please don't. And um, uh, one cool thing, uh, is last year my mom and her friend saw how busy I was and, and were like, they found a spot on the Lake LBJ. And so I just finished building my mom a party boat and, um, and it's called the irony. I love it because I mean, yeah. And well, they got it all. I'll, I'll, it's all dressed up and nowhere to go on Lake LBJ now, which is a bummer, but it's there. And we, we built my mom a boat after she was, you know, very skeptical, rightfully skeptical, um, at the beginning. And so that's been pretty cool. Um, I just have a lot of really, really smart friends that have kind of helped advise me through everything and,

Speaker 4:

Mmm.

Brian Hill:

Yeah. I mean, I know, I think of somebody in particular, you know, as soon as I'm done with this, but yeah, just like bouncing ideas off of friends. And I like to, like, I've been doing a lot of things solo, but by no means like all by all myself or anything, but like

Speaker 4:

yes,

Brian Hill:

one of the best things you can do as a business owner I think is come up with something and then run it by everybody, you know, so they can try and pick up, pick holes in it. And then if you make it through that gauntlet, then maybe it's okay. Know,

Daran Herrman:

that's one of the vices that has been very consistent and, uh, common and this podcast has been test your idea, test your idea. You know, I've heard everywhere from a few people to two all the way up to one, one of my PR people on the podcasts at 400 people is what he recommends before you start a company. So, uh, well that takes some time. Yeah. But you know, it could save you years.

Brian Hill:

Oh yeah. I mean, it would be worth it, but that's so that's a lot.

Daran Herrman:

Yeah. Right. So, uh, last question. Uh, how would you like to be remembered?

Speaker 4:

Mmm.

Brian Hill:

Now just for the party guy, I guess, but, um, so another thing I want to do is, uh, start up a small business marketplace, which would be kind of like, um, the tourism thing would be one form of it. But then also through this COVID thing, I've seen a lot of businesses just struggling to find any way to make ends. And so, um, I dunno, I think one of my, one of my strengths is kind of connecting the dots. And so I'm gonna start, uh, uh, found, I want to start a foundation it's gonna be called. Sinaps kind of, not necessarily the idea, but connecting ideas to a functional way and, um, you know, help solve some global problems. And, um, you know, you know, kind of like, I mean, I'm very, it's very early on, but there's a lot of a lot. I mean, it just needs to be done.

Brian Hill:

There's a lot of ideas and people coming up with ideas and don't know what to do with it. And there's a lot of people across the world that could really use your idea, but they just don't know about it. So that sort of there's this, that's the kind of, that's kind of potential I want to dip into. And one thing I heard, I think it was, uh, uh, interview that I saw of Aubrey Marcus saying that, you know, he'd built on it. This is crazy awesome fitness brand here in Austin. He said, you know, start with a large idea and then fill in, fill in the blanks. And I think that's a great, that's one of the best things I've heard in a while. It's like great way to approach something because you don't have to know all the ins and outs because you could throw up 20 things on the wall and what you thought was going to stick doesn't and it ends up being something else. So, hello. Thanks Brian so much for being on the podcast and keep me out on your boat. It's a gorgeous evening. Thanks for coming. So, all right. Well, I would give you a high five and shake your hand, but we can, well, yeah, there you go. All right. Cheers. Cheers, man.